UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. )*
                     RYERSON TULL , INC.
                         (Name of Issuer)
                   Class A Common Stock
                (Title of Class of Securities)
                          783755101
                        (CUSIP Number)

                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        January 26, 1998
                 (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D


CUSIP No.   783755101
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           MYRON M. KAPLAN
           S.S. No. ###-##-####
 _______________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [ ]
_______________________________________________________________
     3)   SEC Use Only
_______________________________________________________________
     4)   Source of Funds:
          PF
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of            344,400
Shares Bene-
                    ficially       (8)  Shared Voting Power
                    owned by                -0-
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                 344,400


                                   (10) Shared Dispositive Power
                        -0-
____________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   344,400
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    6.5%
________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.

          This statement relates to the Class A Common Stock (the "Common Stock" or the "Shares"), of RYERSON TULL, INC., a Delaware corporation ("Company"), which has its principal executive offices at 2621 West 15th Place, Chicago, IL 60608.
Item 2.   Identify and Background.
          This statement is being filed by Myron M. Kaplan, ("Kaplan"). Kaplan is a private investor. Kaplan's business address is at P.O. Box 385, Leonia, NJ 07605.
          Kaplan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Kaplan beneficially owns 344,400 Shares, and the total
cost is $4,617,115.   The source of funds for the purchase of
all such Shares was personal funds.
Item 4.   Purpose of Transaction.
          Kaplan has acquired the Shares for investment purposes, and only in the ordinary course of business.
          In the ordinary course of business, Kaplan from time to time evaluates holdings or securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.
          Kaplan has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the third quarter 1998 filed with the Securities & Exchange Commission, there were 5,345,745 Shares of the Company's Class A Common Stock outstanding as of November 9, 1998. Kaplan's ownership of 344,400 Shares represents 6.4% of the outstanding Shares.
          The following table details the transactions by Kaplan in shares of Common Stock within the 60 day period prior to January 26, 1998 and to the date of this filing. All such transactions were open market transactions.

            Date of           Shares Purchased    Price Per
          Transaction         Shares Sold (-)       Share
          01/07/98                100             $13.59
          01/08/98                200              13.57
          01/09/98              2,700              13.63
          01/22/98              7,000              13.31
          01/22/98              1,000              13.44
          01/22/98              4,000              13.43
          01/22/98              4,000              13.37
          01/22/98              2,000              13.56
          01/23/98              1,000              13.44
          01/23/98              4,000              13.43
          01/23/98             20,000              13.56
          01/23/98             36,400              13.43
          01/23/98              2,000              13.50
          01/26/98              2,000              13.44
          01/26/98              8,000              13.43
          01/26/98              3,000              13.50
          01/26/98              9,000              13.56
          01/27/98                100              13.37
          01/27/98             14,000              13.43
          01/27/98             18,000              13.56
          01/28/98             13,000              13.50
          01/29/98              2,000              13.44
          01/29/98              3,000              13.43
          01/29/98              4,000              13.50
          01/30/98              2,000              13.43
          01/30/98              3,000              13.44
          02/02/98              3,000              13.44
          02/02/98             10,000              13.43
          02/05/98                900              13.56
          03/11/98              3,000-             18.50
          03/18/98              2,000-             19.94
          06/04/98                200-             21.74
          06/05/98              1,800-             21.95
          06/08/98              2,000-             22.45
          06/08/98              2,000-             22.20
          06/08/98              2,000-             22.70
          06/08/98              2,000-             22.95
          08/27/98              3,000              17.00
          09/24/98              2,000              13.12
          09/24/98              2,000              13.37
          09/24/98              2,000              13.43
          10/16/98              2,000              10.81




Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Kaplan and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          There is no material to be filed as Exhibits.

                              Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: February 19, 1999


/s/ Myron M. Kaplan
MYRON M. KAPLAN


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).